Exhibit 4(m)


                                   ENDORSEMENT


This endorsement is made part of the contract/certificate as of the date it is attached to the contract/certificate (hereinafter collectively referred to as "Contract"). The provisions in this Endorsement supercede any contrary provisions in Your Contract.

All sections of the Contract that pertain to the minimum guaranteed interest rate for the Fixed/Flexible Annuity Account (hereinafter collectively referred to as "Fixed Account") are amended as follows:

      The minimum guaranteed interest rate for the Fixed Account is equivalent to an annual interest rate of 3.0%. This rate will be used to calculate the guaranteed cash/contract values and cash surrender values. We reserve the right to adjust and restate the interest rate used to determine the minimum guaranteed value of the Fixed Account in the event that applicable state insurance law modifies its statutory required minimum interest rate.

The section of the Contract, if any, that discusses transfers between funds is amended by adding the following language:

      We reserve the right to restrict any premium/purchase payments or transfers from the funding options/sub-accounts for allocation to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.


                             /s/ George C. Kokulis

                                    President